Room 4561
						August 24, 2005



Mr. Michael E. Rohrkemper
Chief Financial Officer and
Chief Accounting Officer
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, KY 41048

Re:	Pomeroy IT Solutions, Inc.
	Form 10-K for Fiscal Year Ended January 5, 2005
	Filed April 5, 2005
      Form 10-K/A for Fiscal Year Ended January 5, 2005
	Filed May 5, 2005
      Form 10-Q for Fiscal Quarter Ended July 5, 2005
	Filed August 15, 2005
	File No. 000-20022


Dear Mr. Rohrkemper:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


 Form 10-K for the Fiscal Year Ended January 5, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources, page 23

1. Your discussion of operating cash flow appears to be limited to disclosure of the outstanding balances under your floor plan arrangements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Item 9A. Controls and Procedures, page 25

2. We note that you identified two material weaknesses that existed as of January 5, 2005 in your report on internal control over financial reporting filed in your amended Form 10-K in accordance with SEC Release 34-50754. Please address the following:
* Explain to us when you identified or became aware of these material weaknesses and whether you performed any additional mitigating procedures to ensure that the information provided in your Form 10-K filed on April 5, 2005 was accurate and that your CEO and CFO were able to provide the required certifications;
* Explain to us whether your auditors considered the material weaknesses in determining the nature, extent and timing of audit procedures performed in support of their opinion on your financial statements dated March 31, 2005;
* Explain the basis for your conclusion that your disclosure controls and procedures were "effective" as of January 5, 2005, as disclosed in your initial Form 10-K, considering the material weakness disclosures that were made only one month later. Explain how this conclusion is consistent with the material weaknesses and ineffective disclosure controls and procedures disclosed in your amended Form 10-
K; and
* Explain how you considered condition (D) of SEC Release 34-50754 as it related to your Item 9A disclosures made on April 5, 2005.

Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-9

3. Please describe to us the extent to which you sell software as part of your arrangements and indicate whether you account for any such sales in accordance with SOP 97-2. For arrangements that include software and are not accounted for under SOP 97-2, explain how you considered paragraph 2 of the SOP.

4. We note that you resell certain products from your vendor partners. Please identify the products that you resell, quantify these transactions and tell us whether you record this revenue on a gross or net basis. Refer to EITF 99-19 in your response.

5. We note that you provide warranty services on behalf of OEM customers and that you are reimbursed for any costs you incur. Please explain to us how you are accounting for these transactions and refer to the authoritative literature that supports your accounting.

6. Please tell us more about your logistical deployment services arrangements. Describe the products and services provided and the material contract terms offered. Refer to the accounting literature that supports your revenue recognition policies for these arrangements and explain to us how your policies comply with that literature.

7. Please describe your "service contracts" to us and explain why you believe it is appropriate to recognize revenue relating to these contracts ratably.

8. In appears from your disclosure regarding multiple-element arrangements that you consider each deliverable (e.g., equipment, configuration, training, installation, etc.) to be a separate unit of accounting. Please explain to us how these deliverables meet the criteria in paragraph 9 of EITF 00-21 in order to be considered separate units of accounting.

Form 10-K/A Filed May 5, 2005

Item 9A. Controls and Procedures

9. Please tell us more about the material weakness related to appropriately applying generally accepted accounting principles. Clarify whether this weakness is limited to the reconciliation and classification issues that are described in your disclosure. In addition, describe the specific issues to us in more detail, identify the accounts and reporting periods affected, and quantify the adjustments that were required.

Form 10-Q for Fiscal Quarter Ended July 5, 2005

Item 4.  Controls and Procedures

10. We note that you refer to the conclusion that your controls and procedures were not effective as of January 5, 2005, but you do not appear to provide a conclusion regarding the end of the period covered by this report. Please explain to us how you complied with
Item 307 of Regulation S-K for each of your quarterly reports that have been filed in fiscal 2005.

11. We note that you disclose that a review was performed by a third-party consulting firm and that "the systems and processes reviewed and validated were considered sufficient from an internal control standpoint." Please explain to us how readers should interpret this information and indicate the specific guidance you are following in making these disclosures.

12. You refer to taking steps to enhance your internal controls over financial reporting. Please describe to us the steps you have taken
(or plan to take) and procedures you have implemented (or plan to implement) to correct each material weakness. Indicate when each corrective action was completed or is expected to be completed.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
??

??

??

??

Mr. Michael E. Rohrkemper
Pomeroy IT Solutions, Inc.
August 24, 2005
Page 5